Rolls-Royce

Rolls-Royce Group plc
PO Box 31, Derby DE24 8BJ, England
Telephone: +44 (0) 1332 242424
Fax: +44 (0) 1332 249936
www.rolls-royce.com

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC Mail Processing
Section

APR 22 2008

Washington, DC
111

[redacted]

8 April 2008

08002137

Re: Information for Rolls-Royce Group plc, No. 82-34721

SUPPL

Dear Sirs:

The information listed below is enclosed and is being provided in compliance with Rule 12g3-2(b).

3 TR-1 notification of major interests in shares
12 Notifications of Directors Interests
2 Total Voting Rights notifications
First Quarter 2008 review
Director Declaration

If you have any questions, please contact me at 011-44-1332 -245-878.

Yours faithfully
For Rolls-Royce Group plc

John Warren
Deputy Company Secretary

PROCESSED
APR 30 2008
THOMSON REUTERS

Regulatory Announcement

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	10:13 31-Mar-08
Number	PRNUK-3103

Rolls-Royce Group plc ('the Company')

31 March 2008

Voting Rights and Capital

In accordance with DTR 5.6.1 of the FSA's Disclosure and Transparency Rules (DTR), the Company is required to notify the market of its total number of voting rights and capital as at the above date.

The issued share capital of the Company is comprised of the following:-

1,821,658,101 ordinary shares of 20p each with voting rights

21,922,854,271 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,821,658,101.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Total Voting Rights
Released	09:20 29-Feb-08
Number	PRNUK-2902

Rolls-Royce Group plc ('the Company')

29 February 2008

Voting Rights and Capital

In accordance with DTR 5.6.1 of the FSA's Disclosure and Transparency Rules (DTR), the Company is required to notify the market of its total number of voting rights and capital as at the above date.

The issued share capital of the Company is comprised of the following:-

1,821,644,562 ordinary shares of 20p each with voting rights

21,922,854,271 non-cumulative redeemable convertible preference shares of 0.1p each (B Shares) with no voting rights except at any general meeting at which a resolution to wind up the Company is to be considered in which case the holders of B Shares shall have the right to attend the general meeting and shall be entitled to speak and vote only on such resolution.

None of the ordinary shares or B Shares are held in Treasury. Therefore the total number of voting rights in the Company is 1,821,644,562.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

John Warren, Deputy Company Secretary: 01332 245878

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:00 17-Mar-08
Number	PRNUK-1703

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls-Royce Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________________________

3. Full name of person(s) subject to the notification obligation: Lehman Brothers International (Europe)

4. Full name of shareholder(s) (if different from 3.): N/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 12/03/2008

6. Date on which issuer notified: 14/03/2008

7. Threshold(s) that is/are crossed or reached: 3 %

8. Notified details: N/a

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | Resulting situation after the triggering transaction

Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Number of voting rights ix Indirect xi	% of voting rights Direct	% of voting rights Indirect

GB0032836487	56,922,881	56,922,881	Below 3%	Below 3%	N/a	Below 3% N/a

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

N/a

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Tara O'Hagan

15. Contact telephone number: 020 7102 1832

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Lehman Brothers International (Europe)
Contact address (registered office for legal entities)	25 Bank Street, London E14 5LE
Phone number	020 7102 1000
Other useful information (at least legal representative for legal persons)	Position_disclosures@lehman.com

B: Identity of the notifier, if applicable xvii

Full name

Contact address

Phone number

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

N/a

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	16:00 11-Mar-08
Number	PRNUK-1103

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls-Royce Group Plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________________________

3. Full name of person(s) subject to the notification obligation: Lehman Brothers International (Europe)

4. Full name of shareholder(s) (if different from 3.): N/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 06/03/2008

6. Date on which issuer notified: 10/03/2008

7. Threshold(s) that is/are crossed or reached: 3 %

8. Notified details: N/a

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indirect

GB0032836487 Below 3% Below 3% 56,922,881 56,922,881 N/a 3.12% N/a

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/a				

Total (A+B)

Number of voting rights	% of voting rights
56,922,881	3.12%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

N/a

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information:

14. Contact name: Tara O'Hagan

15. Contact telephone number: 020 7102 1832

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	Lehman Brothers International (Europe)
Contact address (registered office for legal entities)	25 Bank Street, London E14 5LE
Phone number	020 7102 1000
Other useful information (at least legal representative for legal persons)	Position_disclosures@lehman.com

B: Identity of the notifier, if applicable xvii

Full name

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Holding(s) in Company
Released	13:26 15-Feb-08
Number	PRNUK-1502

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Rolls-Royce plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):______________________________

3. Full name of person(s) subject to the notification obligation: Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.):

Registered Holder:

BNY Norwich Union Nominees Limited 11,713,227*

BT Globenet Nominees Limited 22,530*

Chase GA Group Nominees Limited 33,033,506*

Chase Nominees Limited 2,326,718*

CUIM Nominee Limited 8,348,470*

Vidacos Nominees Limited 54,976 *

* denotes direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 13 February 2008

6. Date on which issuer notified: 15 February 2008

7. Threshold(s) that is/are crossed or reached: 2% to 3% Change at Direct

Interest level

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE | Situation previous to the Triggering transaction | Resulting situation after the triggering transaction

	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Number of voting rights ix Indirect xi	% of votin Direct
Ordinary Shares GB0032836487	53,918,882	53,918,882	55,499,427	55,499,427	Not disclosable	3.05%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

N/A

Total (A+B)

Number of voting rights	% of voting rights
55,499,427	3.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

See Section 4

Proxy Voting:

10. Name of the proxy holder: See Section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information: Figures are based on a total number of voting rights of 1,821,619,980.

14. Contact name: Diane Thirkettle

15. Contact telephone number: 01603 687803

Financial Services Authority

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 07-Apr-08
Number	PRNUK-0704

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

   (i) a transaction notified in accordance with DTR 3.1.2 R

   (I) ONLY

   (ii) a disclosure made in accordance with LR 9.8.6R(1) or

   (iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

   IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

IN 3 ABOVE

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

IAIN CONN

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

223

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

440.5p

14. Date and place of transaction

7 April 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,302

16. Date issuer informed of transaction

7 April 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(I) ONLY

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

JOHN RISHTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RISHTON

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or

10. Percentage of issued class acquired

financial instruments relating to shares acquired

(treasury shares of that class should not be taken into account when calculating percentage)

223

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

440.5p

14. Date and place of transaction

7 April 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1131

16. Date issuer informed of transaction

7 April 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 April 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(I) ONLY

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

PROFESSOR PETER GREGSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

PROFESSOR PETER GREGSON

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

87

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of

14. Date and place of transaction

transaction

440.5p

7 April 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

336

16. Date issuer informed of transaction

7 April 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 April 2008

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 19-Mar-08
Number	PRNUK-1903

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(I) ONLY

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

CHARLES E BLUNDELL

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

CHARLES E BLUNDELL

8 State the nature of the transaction

MARKET SALE

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

34,115

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

397.25p

14. Date and place of transaction

18/03/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

87,938

16. Date issuer informed of transaction

18/03/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 19/03/2008

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:00 13-Mar-08
Number	PRNUK-1303

STOCK EXCHANGE ANNOUNCEMENT

ROLLS-ROYCE GROUP PLC

13 March 2008

Rolls-Royce Group plc announces that on 11 March 2008 ordinary shares in the Company were transferred to the following executive director and other person discharging managerial responsibility (together 'PDMRs') by Halifax EES Trustees International Ltd (the trustee of the Rolls-Royce Group 2008 Employee Share Trust) in relation to awards made under the Rolls-Royce Group plc Performance Share Plan ('the Plan') . In addition the number of shares listed below were sold on behalf of the PDMRs to discharge tax obligations arising from the release of the shares.

	No of Shares	Number of shares Sold to Discharge Tax Liability	Total Shares Transferred
Directors			
J Guyette	117,339	41,384	75,955
PDMRs			
T Curley	62,579	19,739	42,840

The shares have been released by the trustee in accordance with the rules of the Plan following the satisfaction of performance conditions and the end of the three-year vesting period applicable to the award.

For further information, please contact:-

Mark Alflatt -Director of Financial Communications020 7227 9164

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:01 11-Mar-08
Number	PRNUK-1103

11 March 2008

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 7 March 2008, ordinary shares in the company were transferred to the following executive director and person discharging managerial responsibility (PDMR's) by Halifax EES Trustees International Ltd (the trustee of the Rolls-Royce Group 2008 Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (APRA) in 2006. In addition the Directors sold the number of shares listed below to discharge their tax obligations arising from the release of the shares.

	APRA Award Exercisable	Number of Shares Sold to Discharge Tax Liability	Total Shares Released to Certificate
Director			
James Guyette	23,157	11,644	11,513
PDMR's			
Tom Curley	9,255	4,636	4,619

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

For further information, please contact:-
Mark Alflatt - Director of Financial Communications 020 7227 9164

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:02 11-Mar-08
Number	PRNUK-1103

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 7th March 2008 of 33,618 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 425.25 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose 30

A B Shilston 30

CP Smith 30

M J Terrett 30

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell 30

M Lloyd 30

Company notified 10th March 2008

Dated 11th March 2008

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:04 11-Mar-08
Number	PRNUK-1103

STOCK EXCHANGE ANNOUNCEMENT

ROLLS-ROYCE GROUP PLC

11 March 2008

Rolls-Royce Group plc announces that on 10 March 2008 ordinary shares in the Company were transferred to the following executive directors and other persons discharging managerial responsibility (together 'PDMRs') by Halifax EES Trustees International Ltd (the trustee of the Rolls-Royce Group 2008 Employee Share Trust) in relation to awards made under the Rolls-Royce Group plc Performance Share Plan ('the Plan') . In addition the number of shares listed below were sold on behalf of the PDMRs to discharge tax obligations arising from the release of the shares.

	No of Shares	Number of shares Sold to Discharge Tax Liability	Total Shares Transferred
Directors			
Sir John Rose	329,728	135,189	194,539
A Shilston	136,995	56,168	80,827
C Smith	28,004	11,482	16,522
M Terrett	103,974	42,630	61,344
PDMRs			
A Arendt	123,307	-	123,307
C E Blundell	57,823	23,708	34,115
M Cowdry	56,180	23,034	33,146
M King	29,820	7,157	22,663
Dr M Lloyd	102,907	42,192	60,715
J Paterson	40,142	16,459	23,683

The shares have been released by the trustee in accordance with the rules of the Plan following the satisfaction of performance conditions and the end of the three-year vesting period applicable to the award.

For further information, please contact:-

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	14:00 07-Mar-08
Number	PRNUK-0703

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(I) ONLY

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

IAIN CONN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

IN 3 ABOVE

7\. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

IAIN CONN

8 State the nature of the transaction

MARKET PURCHASE

9\. Number of shares, debentures or financial instruments relating to shares acquired

231

10\. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11\. Number of shares, debentures or financial instruments relating to shares disposed

12\. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13\. Price per share or value of transaction

425.25p

14\. Date and place of transaction

7 March 2008

15\. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,079

16\. Date issuer informed of transaction

7 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18\. Period during which or date on which it can be exercised

19\. Total amount paid (if any) for grant of the option

20\. Description of shares or debentures involved (class and number)

21\. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22\. Total number of shares or debentures over which options held following notification

23\. Any additional information

24\. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(I) ONLY

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

JOHN RISHTON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

JOHN RISHTON

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or

10. Percentage of issued class acquired

financial instruments relating to shares acquired

231

(treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

425.25p

14. Date and place of transaction

7 March 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

908

16. Date issuer informed of transaction

7 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 March 2008

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R

(I) ONLY

(ii) a disclosure made in accordance with LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

PROFESSOR PETER GREGSON

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

PROFESSOR PETER GREGSON

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

91

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of

14. Date and place of transaction

transaction

425.25p

7 March 2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

249

16. Date issuer informed of transaction

7 March 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 7 March 2008

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	16:30 04-Mar-08
Number	PRNUK-0403

4 March 2008

ROLLS-ROYCE GROUP plc

Rolls-Royce announces that on 3 March 2008, ordinary shares in the company were transferred to the following executive directors and persons discharging managerial responsibility (PDMR's) by Halifax EES Trustees International Ltd (the trustee of the Rolls-Royce Group 2008 Employee Share Trust) in relation to deferred awards made under the Company's Annual Performance Related Award plan (APRA) in 2006. In addition the Directors sold the number of shares listed below to discharge their tax obligations arising from the release of the shares.

	APRA Award Exercisable	Number of Shares Sold to Discharge Tax Liability	Total Shares Released to Certificate
Director			
Sir John Rose	44,482	18,238	26,244
Andrew Shilston	24,576	10,077	14,499
Colin Smith	11,480	4,707	6,773
Mike Terrett	15,365	6,300	9,065
PDMR's			
Axel Arendt	23,611	9,681	13,930
Charles Blundell	11,631	4,769	6,862
Miles Cowdry	9,133	3,745	5,388
Mark King	4,877	2,000	2,877
Michael Lloyd	13,248	5,432	7,816
John Paterson	4,877	2,000	2,877

The shares have been held in trust for 2 years and have been released by the trustee in accordance with the rules of the Plan.

For further information, please contact:-

Mark Alflatt - Director of Financial Communications 020 7227 9164

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:35 05-Mar-08
Number	PRNUK-0503

STOCK EXCHANGE ANNOUNCEMENT

ROLLS-ROYCE GROUP PLC

5 March 2008

Rolls-Royce Group plc announces that on 3rd March 2008 ordinary shares in the Company (Shares) were conditionally awarded at a price of 439.2 pence per share to the following Executive Directors and other persons discharging managerial responsibility ('PDMRs') under the terms of the Rolls-Royce Group plc Performance Share Plan. No amount is payable for the grant of an Award.

Directors	No of Shares
Sir John Rose	212,888
J M Guyette	70,672
A B Shilston	100,183
C P Smith	70,356
M J Terrett	91,075
PDMR's	
A Arendt	77,290
C E Blundell	45,731
T Brown	45,731
M Cowdry	51,594
E T Curley	37,745
Dr M Haidinger	38,787
M King	58,470
Dr M Lloyd	67,541
Dr M Orris	39,170
J P Paterson	58,470
T Rayner	41,920

The realisation of Awards is dependent on the achievement of corporate performance conditions as described in the Annual report. One such condition is that if the Company's total shareholder return at the end of the performance

period exceeds the median of the constituent companies in the FTSE 100 Index on the date of grant, the total number of shares realisable will be increased by 25 per cent. The number of shares set out in the table above is the maximum which could be released before applying the potential 25 per cent uplift.

For further information, please contact:-

Mark Alflatt - Director of Financial Communications 020 7227 9164

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:33 05-Mar-08
Number	PRNUK-0503

STOCK EXCHANGE ANNOUNCEMENT

5 March 2008

ROLLS-ROYCE GROUP PLC

Rolls-Royce Group plc announces that on 1st March 2008 ordinary shares in the Company (Shares) were awarded at a price of 440.03 pence per share to Executive Directors and other Persons Discharging Managerial Responsibility ('PDMRs') under the terms of the Annual Performance Related Award Deferred Share plan (APRA) as follows:-

Directors	No of Shares
Sir John Rose	34,771
J M Guyette	12,805
A B Shilston	20,313
C P Smith	12,045
M J Terrett	14,888
PDMR's	
A Arendt	12,101
C E Blundell	7,576
T Brown	3,462
M Cowdry	5,258
E T Curley	6,373
Dr M Haidinger	4,675
M King	8,373
Dr M Lloyd	8,991
Dr M Orris	6,403
J P Paterson	9,687
T Rayner	5,336

The Plan awards deferred shares based on Company performance and the Shares will be transferred to the Executive Directors and PDMR's from the Rolls-Royce

Group 2008 Employee Share Trust in two years time, provided that they remain an employee of a Rolls-Royce group company.

For further information, please contact:-

Mark Alflatt - Director of Financial Communications 020 7227 9164

END

Close

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	11:52 18-Feb-08
Number	PRNUK-1802

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.2 R.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director /person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1. Name of the issuer

   ROLLS-ROYCE GROUP PLC

2. State whether the notification relates to

   (i) a transaction notified in accordance with DTR 3.1.2 R

   (I) ONLY

   (ii) a disclosure made in accordance with LR 9.8.6R(1) or

   (iii) a disclosure made in accordance with section 793 of the Companies Act 2006

3. Name of person discharging managerial responsibilities/ director

   TIM RAYNER

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   ORDINARY SHARES OF 20p EACH

7. Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

LLOYDS TSB BANK plc

8 State the nature of the transaction

MARKET PURCHASE

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11. Number of shares, debentures or financial instruments relating to shares disposed

3,450

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13. Price per share or value of transaction

423.195p

14. Date and place of transaction

18/02/2008

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

5,450

16. Date issuer informed of transaction

18/02/2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Mark Alflatt 020 7227 9164

Name and signature of duly authorised officer of issuer responsible for making notification

JOHN WARREN - DEPUTY COMPANY SECRETARY

Date of notification 18/02/2008

Company	Rolls Royce Grp Plc
TIDM	RR.
Headline	Director/PDMR Shareholding
Released	15:45 13-Feb-08
Number	PRNUK-1302

STOCK EXCHANGE ANNOUNCEMENT

Rolls-Royce Group plc (theCompany) announces the purchase on 8th February 2008 of 34,438 ordinary shares in the Company by Computershare Trustees Limited (the Trustee) at a price of 408.5 pence per share for the purpose of satisfying the purchase of ordinary shares by eligible employees (including executive directors) under the Rolls-Royce SharePurchase Plan (the Plan) for the current month. The Plan has been approved by the Inland Revenue as a share incentive plan under Schedule 8 to the Finance Act 2000.

The numbers of ordinary shares purchased on this date on behalf of the executive directors were as follows:

Sir John Rose	30
A B Shilston	30
CP Smith	30
M J Terrett	30

The numbers of ordinary shares purchased on this date on behalf of persons discharging managerial responsibility were as follows:

C E Blundell	30
M Lloyd	30

Company notified 13th February 2008

Dated 13th February 2008

For further information please contact John Warren, Deputy Company Secretary, Rolls-Royce Group plc, tel. no. 01332 245878

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Quarterly News Review
Released	13:25 03-Apr-08
Number	PRNUK-0304

3 April, 2008

QUARTERLY NEWS REVIEW FROM ROLLS-ROYCE: FIRST QUARTER, 2008

During the first quarter of 2008, Rolls-Royce demonstrated the value of its broad portfolio and of its consistent strategy of investing in technology and capability and access to global markets .

The continuing strength of the market was underlined by the announcement of around $14.7 billion of new business in the first three months of 2008. This included firm and option orders plus long-term service agreements worth $14.4 billion for the Trent engine family, already making 2008 the company's second most successful year for Trent orders.

A major milestone was also reached in Trent production with the groundbreaking of the new $225 million `Facility of the Future' in Singapore. This will be the most modern Rolls-Royce production assembly and test facility for large commercial aero engines. It will also be its first such facility in Asia, bringing Rolls-Royce closer to customers, including its long-term partner Singapore Airlines, whose future fleet will include engines assembled locally.

The Trent 700, the first member of the Trent family to enter service, continued to demonstrate competitive advantage, retaining its leading position on the A330 with a 53 per market share. It won $6.4 billion of business during the quarter, with orders and options for up to 192 engines, all covered by long-term service agreements. This included the AirTanker consortium's winning bid in March to power the UK Ministry of Defence's new fleet of 14 Airbus A330 tanker aircraft. Rolls-Royce will not only supply Trent 700s but will also provide full support for the engines. Its share of this contract is estimated to be worth more than £700 million over the programme's 27-year life.

Growing success in international markets was illustrated by the marine business's first offshore contract in China, worth £58 million. Rolls-Royce will design and equip two of its UT 788 offshore support vessels for China Oilfield Services Ltd.

The company's product portfolio continued to expand, with the launch in March of the BR725, its fourth new engine launch in just over 12 months. The engine will power Gulfstream's new flagship corporate jet, the G650, in a sector where Rolls-Royce is already the world's leading supplier with a 34 per cent share of the market. The engine combines proven features of the BR700 and Trent engine families with new technologies derived from the Group's `Vision' technology acquisition programmes.

Another new engine programme, the RR300 gas turbine for Robinson Helicopters' new R66, became the first engine to roll off the newly-commissioned small engine assembly line at the Rolls-Royce facility in Indianapolis, US. The engine has also received both FAA Type and Production Certification ahead of schedule.

In January, Rolls-Royce took a further step in its continuing programme to

improve its global efficiency and competitiveness. Proposals were announced to improve the efficiency of its overhead structure by reducing managerial, professional and clerical staff by up to 2,300 on a worldwide basis.

In February, Rolls-Royce announced its Preliminary Results for 2007, reporting strong progress during the year. The company delivered underlying sales and profit growth across all businesses and good cash flow, despite the continuing challenges of a weak US dollar and increased unit costs. The order book increased by 76 per cent to a record £45.9 billion at the end of December as a result of a strong order intake across all businesses. Underlying sales increased by six per cent to
£7,817 million and underlying profit before tax increased by 13 per cent to £800 million (2006 £705 million).

The Group will issue its interim management statement at the Annual General Meeting on 7 May 2008.

Business highlights

Civil Aerospace

* Value of orders. Announced orders during the quarter were worth around $13 billion.

* Trent 700 orders. The largest single order was from US Airways for Trent 700s to power up to 30 A330-200s twinjets. THAI Airways International selected the engine for a new fleet of eight Airbus A330s, while an order from Hong Kong Airlines involved 20 aircraft, entering service from 2010. Oman Air chose the Trent 700 for seven aircraft and Turkey's leading cargo carrier, MNG Airlines, for up to three aircraft. An order from EgyptAir involved up to eight A330s. MatlinPatterson Global Advisers LLC selected Trent- powered A330 freighters, with the six aircraft being leased to MatlinPatterson portfolio companies. All the Trent 700s are covered by TotalCare agreements.

* Trent XWB orders. Taiwan's China Airlines, Synergy Aerospace of South America and Bangkok Airways ordered new A350 XWB fleets with Trent XWB engines. China Airlines and Synergy will each take up to 20 aircraft , including Trent TotalCare agreements, while the Bangkok order was for up to six twinjets. Rolls-Royce has now been selected to power 409 A350 XWB aircraft, for which it is the only engine currently available.

* Trent 1000 orders. Business worth $2.6 billion was announced with Virgin Atlantic for Trent 1000 engines to power up to 43 Boeing 787 Dreamliners. The arrangement includes a full-life TotalCare agreement which will be used to develop an environmental partnership to find ways of improving engine performance to reduce the airline's carbon footprint. Spain's Air Europa and Latin American carrier LAN Airlines SA also selected the Trent 1000, with TotalCare packages, for their 787s. Air Europa's order involved eight firm aircraft, while LAN selected the Trent 1000 for six aircraft to be leased from International Lease Finance Corporation (ILFC). Air Astana, Kazakhstan's national airline, selected Trent 1000 engines for up to six 787-8s.

* Trent 500 orders. Iberia ordered an additional three firm and three option Airbus A340-600s, for which the Trent 500 is the sole engine. The follow-on order, with a TotalCare agreement, could see Iberia's A340-600 fleet grow to 19 aircraft.

* Trent 900 orders. Singapore Airlines inaugurated its Singapore - London Airbus A380 service on 18 March. Earlier, it placed a follow-on order for Trent 900s for an additional nine firm A380s, bringing its fleet to 19 aircraft. All the Trent 900s will be maintained by Rolls-Royce through TotalCare.

* New record for CorporateCare packages. This was set in 2007 with 194 engine maintenance management contracts. More than 700 corporate aircraft are now under the company's management programmes.

Defence

* Value of orders. Announced orders during the quarter were worth around $1.5 billion.

* Future Strategic Tanker Aircraft (FSTA). The £13 billion contract to the AirTanker consortium could be worth more than £700 million to Rolls-Royce, which is a shareholder and sub-contractor to AirTanker. Rolls-Royce will build Trent 700 engines for the A330-200 tankers, as well as providing Mission Ready Management Solutions support for the propulsion system over the 27-year life of the programme.

* AE2100D3 for Canada. Rolls-Royce has been selected as the propulsion system provider for the Canadian Air Force's fleet of 17 Lockheed Martin C-130J tactical lift aircraft powered by AE2100D3 advanced turboprop engines. Value of the business is more than $135 million, excluding 20-year in-service support. Aircraft delivery is scheduled for 2010.

* TP400-D6 update. Europrop International (EPI) delivered the last of the four TP400-D6 flight test engines to power the first Airbus A400M and reached the milestone of 1,000 hours of engine ground testing. Installation of engines on the first flight test aircraft is now underway.

* Heli-Expo round-up. Announcements included the delivery of the 30,000th Model 250 engine and the 35,000 flight hour milestone for the LHTEC family of CTS800 engines. Rolls-Royce also released its annual ten-year forecast of worldwide turbine helicopter deliveries which projects 15,711 turbine helicopters, valued at $141 billion and $13.3 billion, for engines over the period 2008-2017.

* F136 progress. The GE Rolls-Royce Fighter Engine Team successfully completed the Critical Design Review, which validated the design of the F136 engine for the F-35 Lightning II. High-altitude afterburner tests on an F136 engine at the US Air Force Arnold Engineering Development Center were completed. A second test engine continues running at a new GE testing facility near Cincinnati, US. The F136 has achieved more than 600 hours of full-engine testing and is currently fully funded by the US Government for FY2008.

Marine

* Value of orders. Announced orders during the quarter were worth around $116 million.

* First China offshore order. Rolls-Royce won its first contract from China, worth £58 million, for design and equipment systems for offshore support vessels. China Oilfield Services Ltd (COSL) will operate two UT 788 CDs, the world's most advanced vessels in support of oil and gas exploration and production.

* Vietnam agreement. A memorandum of understanding (MoU) was signed with Vietnam Shipbuilding Industry Group (Vinashin) in Hanoi under which the two companies will work together to help develop Vietnam's fast-growing marine industry.

Energy

* Value of orders. Announced orders during the quarter were worth more than $150 million.

* Milan milestone. The company's largest contract for gas engines, valued at $38 million, for nine high-efficiency Bergen B-Gas engines to power three power stations in the Italian city of Milan, was received from AEM SpA, a leading electrical power provider.

* New Petrobras order. The Brazilian state oil company, Petrobras, ordered an additional four industrial RB211 gas turbine power generation packages, valued at $73 million, for use on its new P-56 offshore platform.

* RB211s for paper power. Two contracts from paper manufacturers in Spain and Portugal were received for RB211-GT61 gas turbine powered electrical generating sets to be used in co-generation plants. Both are covered by ten-year TotalCare service agreements.

* More Avon 200s. Dubai Petroleum is upgrading a further six industrial Avon gas generators, following a previous order for four conversions to the Avon 200 standard, all for offshore platforms in the Fateh gas field.

* Airport power. A 10 MW electrical tri-generation power plant powered by Bergen K-gas engines for Istanbul's Atatürk airport was the third order received in four months to power a major international airport.

Technology

* First Asian UTC. The first Rolls-Royce University Technology Centre (UTC) in Asia opened at Pusan National University (PNU) in Busan, South Korea. It will focus on thermal management, particularly the development of high-efficiency lightweight heat exchangers. These offer potentially large environmental benefits as the pressure increases on industry to address climate change.

* Clean Sky launch. Europe's largest-ever aerospace research programme, 'Clean Sky' - in which Rolls-Royce is an industrial partner - has been launched in Brussels. This joint technology initiative, which targets a sustainable air transport industry, will run for seven years with a budget of Euro1.6 billion. Rolls-Royce will lead certain projects within the Sustainable and Green Engine demonstrator programmes.

Corporate responsibility

* Project Enthuse. Rolls-Royce is one of the industry partners contributing towards the UK's Project Enthuse, a new £30 million partnership between the private, public and charitable sectors to offer much needed training to science teachers, enabling the UK to produce the next generation of world-class scientists. It will be linked to the company's prestigious Science Prize programme.

For further information please contact:

Mark Alflatt
Director of Financial Communications
Tel: +44(0)207 227 9241
mark.alflatt@rolls-royce.com

END

Close

Regulatory Announcement

Go to market news section

Free annual report

Company	Rolls-Royce Grp Plc
TIDM	RR.
Headline	Director Declaration
Released	08:46 01-Apr-08
Number	PRNUK-0104

Rolls-Royce Group plc

Director Declaration

Rolls-Royce Group plc announces that Dr John McAdam, a non-executive director, has been appointed as Chairman of Rentokil-Initial PLC with effect from 20 March 2008.

This disclosure is made pursuant to paragraph 9.6.14 of the Listing Rules.

For further information please contact:

John Warren, Deputy Company Secretary: 01332 245878

END

Close

END